Draper Oakwood Technology Acquisition, Inc.

c/o Draper Oakwood Investments, LLC

55 East 3rd Ave.

San Mateo, CA 94401

VIA EDGAR

September 11, 2017

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4628

Washington, D.C. 20549

Re:	Draper Oakwood Technology Acquisition, Inc. Registration Statement on Form S-1 Filed August 25, 2017 File No. 333-220180

Dear Mr. Schwall

Draper Oakwood Technology Acquisition, Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 8, 2017 regarding our Registration Statement on Form S-1 previously filed on August 25, 2017.

For your convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

We may be unable to obtain additional financing, page 30

1.	We note your response to prior comment 3. Please revise your disclosure here and elsewhere, as appropriate, to state that you may use common equity to fund a material portion of the purchase price of your initial business combination.

We revised our disclosure on pages 1, 30 and 53 to state that we may use common equity to fund a material portion of the purchase price of our initial business combination.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Aamer Sarfraz

Aamer Sarfraz Chief Executive Officer

cc:	Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP